                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             EqualNet Holding Corp.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294408109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Marion V. Larson
                    Graham & James LLP/Riddell Williams P.S.
                         4500 - 1001 Fourth Avenue Plaza
                                Seattle, WA 98154
                                  206-389-1798


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294408109                  13D                      Page 1 of 10 Pages
-------------------                                           ------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                      Advantage Fund Ltd.


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)    [ ]
                                                                 (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):

                               WC


5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
        REQUIRED PURSUANT TO NUMBER OF SHARES BENEFICIALLY OWNED
        BY EACH REPORTING PERSON WITH ITEMS 2(d) or 2(e):


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                       British Virgin Islands


   NUMBER                      7      SOLE VOTING POWER:
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER:  1,522,000
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER:  1,522,000



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,522,000


12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.2%


14      TYPE OF REPORTING PERSON (See Instructions):   CO

CUSIP No. 294408109                 13D                       Page 2 of 10 Pages
-------------------                                           ------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                      Genesee International, Inc.


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a)    [ ]
                                                         (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):

                       N/A


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ITEMS 2(d)
        OR 2(e):                                                           [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                        Delaware


   NUMBER                      7      SOLE VOTING POWER:
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER:   1,522,000
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER:  1,522,000



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,522,000


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instruction):


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.2%


14      TYPE OF REPORTING PERSON (See Instructions):  CO

CUSIP No. 294408109                  13D                      Page 3 of 10 Pages
-------------------                                           ------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                Donald R. Morken


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                       (a)    [ ]
                                                       (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):                N/A


5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
        WITH ITEMS 2(d) OR 2(e):


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States

   NUMBER                      7      SOLE VOTING POWER:
     OF
   SHARES
BENEFICIALLY                   8      SHARED VOTING POWER:  3,522,000
   OWNED
     BY
    EACH                       9      SOLE DISPOSITIVE POWER:
 REPORTING
   PERSON
    WITH                       10     SHARED DISPOSITIVE POWER:  3,522,000



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,522,000


12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instruction):                                  [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   18.9%


14      TYPE OF REPORTING PERSON (See Instructions):   IN

CUSIP No. 294408109                 13D                       Page 4 of 10 Pages
-------------------                                           ------------------

1       NAMES OF REPORTING PERSONS:
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
            MCM Partners, a Washington Limited Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    [ ]
                                                                (b)    [ ]


3       SEC USE ONLY


4       SOURCE OF FUNDS (See Instructions):                 WC


5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e):


6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Washington


   NUMBER                       7      SOLE VOTING POWER:
     OF
   SHARES
BENEFICIALLY                    8       SHARED VOTING POWER:
   OWNED
     BY                                       2,000,000
    EACH
 REPORTING                      9       SOLE DISPOSITIVE POWER:
   PERSON
    WITH
                               10       SHARED DISPOSITIVE POWER:

                                              2,000,000


11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                2,000,000


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES (See Instruction):


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.7% (assuming conversion into Common Stock).


14              TYPE OF REPORTING PERSON (See Instructions):   PN

CUSIP No. 294408109               13D                         Page 5 of 10 Pages
-------------------                                           ------------------

ITEM 1.         SECURITY AND ISSUER.

                This Statement relates to the Common Stock, $.01 par value ("Common Stock") and the Series A Convertible Preferred Stock, $1,000 per share stated value ("Convertible Preferred Stock"), of EqualNet Holding Corp., a Texas corporation (the "Issuer"). The Issuer's principal executive offices are located at 1250 Wood Branch Park Drive, Houston, TX 77079.


ITEM 2.         IDENTITY AND BACKGROUND.

        A. This Statement is being filed on behalf of Advantage Fund Ltd., a British Virgin Islands corporation (the "Fund"), Genesee International, Inc., a Delaware corporation ("Genesee"), Donald R. Morken ("Mr. Morken"), and MCM Partners, a Washington Limited Partnership ("MCM"). The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Statement has been provided by such Reporting Person.

                Set forth below is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

                (1) The Fund. The executive officers and directors of the Fund are:


                Name                                 Title
                ----                                 -----
                W. R. Weber                          President
                J.M.S. Verhooren                     Vice President
                Trust Company of Willemstad NV       Treasurer
                InterCaribbean Services Ltd.         Secretary; Director
                Donald R. Morken                     Director
                Tortola Corporation Company Ltd.     Director



                The Fund's principal business is serving as a privately held investment fund engaged in securities investing and trading. The present principal occupation and employment of Messrs. Weber and Verhooren Senior Account Manager and Managing Director, respectively, of the International Funds Services Division of CITCO Fund Services (Curacao) N.V., whose principal business is fund administration, and whose business address is Kaya Flamboyan 9, Curacao, Netherlands Antilles. Each of such natural persons is a citizen of The Netherlands. The present principal occupation and employment of Mr. Morken is serving as an officer or the general partner of the following entities which provide investment management services to various investment funds: Genesee; MCM; and DRE Partners, a Washington Limited Partnership ("DRE"). Mr. Morken is a citizen of the United States.

                The business address of the Fund and Messrs. Weber and Verhooren is c/o CITCO, Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of each of Mr. Morken, MCM and DRE is 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332.

                Trust Company of Willemstad NV is a Netherlands corporation, its principal business is providing business administrative services, and its business address is Kaya Flamboyan 9, Curacao, Netherlands Antilles. Inter Caribbean Services Ltd. is a British Virgin Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Tortola Corporation Company Ltd. is a British Virgin Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

CUSIP No. 294408109                13D                        Page 6 of 10 Pages
-------------------                                           ------------------


                (2) Genesee. The executive officers and directors of Genesee are:


                Name                                     Title
                ----                                     -----
                Donald R. Morken              President and Treasurer; Director
                Sonya A. Prata                Vice President and Secretary; Director


                Genesee's principal business is serving as investment manager for the Fund and other investment funds. The present principal occupation, employment and citizenship of Mr. Morken is stated in Item 2(A)(1). The present principal occupation of Sonya A. Prata ("Ms. Prata") is as a student. Ms. Prata is a citizen of the United States.

                The business address of Genesee is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The business address of Mr. Morken is stated in Item 2(A)(1). The address of Ms. Prata is c/o 10500 N.E. 8th Street, Suite 1920, Bellevue, WA 98004.

                (3) Mr. Morken. Mr. Morken is the President, a director and the controlling stockholder of Genesee. His daughter, Ms. Prata, is the only other stockholder of Genesee. Other information with respect to Mr. Morken is set forth in Items 2(A)(1) and 2(A)(2) and 2(A)(4).

                (4) MCM. MCM is a Washington limited partnership. The sole general partner is Donald R. Morken.

                MCM's principal business is the providing of investment management services to various investment funds.

                The business address of MCM is 10500 N.E. 8th Street, Suite 1920, Bellevue, WA 98004-4332.

        (B) During the last five years, none of the persons listed in Item 2(A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (C) During the last five years, none of the persons listed in Item 2(A) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The 1,522,000 shares (the "Shares") of Common Stock reported as beneficially owned by the Fund, Genesee and Mr. Morken in this Statement were acquired by the Fund on March 5, 1998 pursuant to an Agreement of Merger and Plan of Reorganization dated December 2, 1997, as amended on December 19, 1997 and February 12, 1998, between the Issuer, EQ Acquisitions Sub, Inc., Netco Acquisition, LLC, ("Netco") and Netco Acquisitions Corp. (the "Merger Agreement"). Upon closing of the Merger Agreement, the Fund was issued the shares in cancellation of working capital loans made by the Fund to Netco. The source of the funds used to make the working capital loans to Netco was from the working capital of the Fund. In addition, upon closing of the Merger Agreement, MCM, a member of Netco, received 2,000 shares of Convertible Preferred Stock, which shares are convertible into 2,000,000 shares of Common Stock. MCM's interest in Netco was acquired in exchange for the release of a $2,000,000 loan encumbering the assets owned by Netco. The MCM loan was made from the working capital of the partnership.

CUSIP No. 294408109                 13D                       Page 7 of 10 Pages
-------------------                                           ------------------

ITEM 4.         PURPOSE OF TRANSACTION.

                The Fund acquired the Shares as part of its securities investing and trading activities. The Fund may sell such Shares at any time or from time to time. MCM acquired the shares of Convertible Preferred Stock for investment. MCM may sell such Convertible Preferred Stock or convert such stock into Common Stock and sell such Common Stock at any time or from time to time. Pursuant to the Merger Agreement MCM received the right to designate one nominee to be elected as a director of the Issuer at the March 5, 1998 annual meeting of shareholders of the Issuer, and MCM's nominee, Mr. Mitchell H. Bodian, was elected as director at the annual meeting. Subject to the foregoing, none of the Reporting Persons has plans or proposals which relate to or would result in:

        (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

        (C) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board of directors of the Issuer;

        (E) Any material change in the present capitalization or dividend policy of the Issuer;

        (F) Any other material change to the Issuer's business or corporate structure;

        (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (J) Any action similar to those enumerated above.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        (A)     Common Stock Owned by the Fund.

                (1) As of the date of this Statement, the Fund is the direct beneficial owner of all 1,522,000 Shares. The Shares represent approximately 9.2% of the outstanding shares* of Common Stock.

                (2) Genesee, in its capacity as investment manager for the Fund, shares with the Fund the power to direct the disposition and direct the vote of the Shares owned directly by the Fund. Mr. Morken, by reason of his position as the President and Treasurer, a director and the controlling stockholder of Genesee, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Shares. Except as described in Item 5(A)(1) and in this Item 5(A)(2) no other person identified in Item 2(A) has or shares the power to dispose or the power to vote the Shares.

                (3) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Fund.

        (B) Convertible Preferred Stock Owned by MCM.

CUSIP No. 294408109                13D                        Page 8 of 10 Pages
-------------------                                           ------------------


                (1) As of the date of this Statement, MCM is the direct beneficial owner of all 2,000 shares of Convertible Preferred Stock. Assuming the conversion of the Convertible Preferred Stock into Common Stock (without giving effect to any other convertible securities, warrants or options of the Issuer), the 2,000,000 shares of Common Stock acquired upon conversion would represent approximately 10.7% of the outstanding shares* of Common Stock.

                (2) Mr. Morken, individually, by reason of his position as sole general partner of MCM, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Convertible Preferred Stock. Except as described in Item 5(B)(a) and in this item 5(B)(b), no other person identified in Item 2(A) has or shares the power to dispose or the power to vote the Convertible Preferred Stock.

                (3) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Preferred Stock (or the Common Stock into which it can be converted) beneficially owned by MCM.

* 16,616,023 shares of Common Stock were reported as outstanding as of March 5, 1998 in the Issuer's Current Report on Form 8-K dated March 5, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                There exist no contracts, arrangements, understandings or relationships between any of the persons identified in Item 2(a) and any other person with respect to the securities of the Issuer.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                The following is filed herewith as an Exhibit to this Statement:

                Exhibit No. 1: Joint Filing Agreement, dated March 13, 1998, among the Reporting Persons.

CUSIP No. 294408109              13D                         Page 9 of 10 Pages
-------------------                                          ------------------


SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                  ADVANTAGE FUND LTD.


Dated:  March 13, 1998

                                  By:      /s/ W. R. Weber
                                     -------------------------------
                                  Name:      W. R. Weber
                                  Title:     President

                                  GENESEE INTERNATIONAL, INC.



                                  By:     /s/ Donald R. Morken
                                     -------------------------------
                                  Name:     Donald R. Morken
                                  Title:         President



                                  /s/ Donald R. Morken
                                  -------------------------------
                                  Donald R. Morken


                                  MCM PARTNERS, A WASHINGTON LIMITED
                                  PARTNERSHIP



                                  By:     /s/ Donald R. Morken
                                     -------------------------------
                                  Name:          Donald R. Morken
                                  Title:         General Partner

CUSIP No. 294408109                  13D                     Page 10 of 10 Pages
-------------------                                          -------------------
EXHIBIT 1

                             JOINT FILING AGREEMENT

                This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of Common Stock and Convertible Preferred Stock of EqualNet Holding Corp., a Texas corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

March 13, 1998                     ADVANTAGE FUND LTD.



                                   By:     /s/ W. R. Weber
                                     -------------------------------
                                   Name:   W. R. Weber
                                   Title:  President


                                   GENESEE INTERNATIONAL, INC.



                                   By:     /s/ Donald R. Morken
                                     -------------------------------
                                   Name:   Donald R. Morken
                                   Title:  President


                                   /s/ Donald R. Morken
                                   -------------------------------
                                   Donald R. Morken


                                   MCM PARTNERS, A WASHINGTON LIMITED
                                   PARTNERSHIP



                                   By:      /s/ Donald R. Morken
                                     -------------------------------
                                   Name:   Donald R. Morken
                                   Title:  General Partner